Exhibit 99-1

Directors

Directors Whose Terms Expire In 2002

Sara J. Burns  (46) President of Central Maine Power Company (the "Company"), Augusta, ME. Ms. Burns was Chief Operating Officer, Distribution Services of the Company from May 1997 to September 1998, and Managing Director of Human Resources of the Company prior to May 1997. Director since September 1998.(1)

Kenneth M. Jasinski  (53) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of New York State Electric & Gas Corporation from April 1998 to April 1999 and a partner of Huber Lawrence & Abell, attorneys at law, prior to April 1998. Director since September 2000.(1)

Wesley W. von Schack  (57) Chairman, President, and Chief Executive Officer of Energy East, Albany, NY. Director of: Energy East, Albany, NY; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; RTI International Metals, Inc., Niles, OH; and AEGIS Insurance Services, Inc., Jersey City, NJ. Director and member of the Executive Committee of the American Gas Association, Washington, DC. Vice Chairman of Peconic Land Trust, Inc., Long Island, NY. Mr. von Schack was Chairman and Chief Executive Officer of NYSEG from September 1996 to April 1999. Director since September 2000.(1)

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(1)  None of the directors receive compensation for serving as directors of the Company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

          The Company believes that during 2001 all filing requirements under Section 16 (a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

          The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Ms. Burns and the next four highest compensated officers of the Company. The following also sets forth certain information relating to benefits and to change in control arrangements for the Company's officers.
Summary Compensation Table
		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Awards Restricted Stock Options/ Award(s) SARS (#)		Payouts Long-Term Incentive Plan	All Other Compensation(1)
Sara J. Burns President	2001 2000 1999	$300,000 256,000 212,714	$195,395 93,600 63,815	$0 0 85,091	65,000 0 16,275	$0 418,576 143,683	$4,300 280,475 6,400
Curtis I. Call Vice President, Controller & Treasurer	2001 2000 1999	134,550 128,800 123,767	34,318 42,933 30,942	0 0 41,255	20,000 0 7, 891	0 210,876 89,551	5,282 188,585 4,951
Peter E. Bedard Vice President	2001 2000 1999	138,580 135,200 130,000	29,972 45,067 45,500	0 0 26,000	20,000 0 8,289	0 227,347 103,359	4,233 141,271 5,200
Douglas A. Herling Vice President	2001 2000 1999	129,663 126,500 115,000	37,391 36,000 38,813	0 0 17,250	20,000 0 7,332	0 107,491 0	5,187 23,114 4,600
Stephen G. Robinson Vice President	2001 2000 1999	113,000 108,000 95,464	32,968 54,637 35,799	0 0 15,911	20,000 0 6,087	0 71,125 0	4,233 22,867 5,398

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(1)  In 2001, the Company contributed for Ms. Burns, Messrs. Call, Bedard, Herling and Robinson $4,300, $5,282, $4,233, $5,187 and $4,233, respectively, under the Tax Deferred Savings Plan.

Option/SAR Grants in Last Fiscal Year (2001)

	Individual Grants
Name	Number of Securities Underlying Options/ SARs Granted #(1)	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value(3)
Sara J. Burns	40,000 25,000 (2)	2.22% 1.39%	$18.5500 $20.1800	02/01/11 05/29/11	$154,400 107,250 (4)
Curtis I. Call	20,000	1.11%	$18.5500	02/01/11	77,200
Peter E. Bedard	20,000	1.11%	$18.5500	02/01/11	77,200
Douglas A. Herling	20,000	1.11%	$18.5500	02/01/11	77,200
Stephen G. Robinson	20,000	1.11%	$18.5500	02/01/11	77,200

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(1)  Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of Energy East shares at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other Energy East shares or by the withholding of Energy East shares. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances. The options and tandem stock appreciation rights were granted on February 1, 2001 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, February 1, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.

(2)  The options and tandem stock appreciation rights were granted on May 29, 2001 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, May 29, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.

(3)  There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.94%; risk-free interest rate, 4.92%; dividend yield, 3.49%; and an expected term before exercise of 5.75 years. Should Energy East shares double in value over the ten-year option term (from $18.55 per share to $37.10 per share), shareholder value would increase an estimated $2,165,112,519, while the value of grants to individuals listed in the Option/SAR Grants table would increase an estimated $2,226,000 or 0.10% of the total gain realized by all shareholders.

(4)  In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.91%; risk-free interest rate, 5.32%; dividend yield, 3.56%; and an expected term before exercise of 5.75 years. Should Energy East shares double in value over the ten-year option term (from $20.18 per share to $40.36 per share), shareholder value would increase an estimated $2,355,362,298, while the value of grants to individuals listed in the Option/SAR Grants table would increase an estimated $504,500 or 0.02% of the total gain realized by all shareholders.

Aggregated Option/SAR Exercises in Last Fiscal Year (2001) and Fiscal Year-End Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)
Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable
Sara J. Burns	0	$0	21,666	43,334
Curtis I. Call	0	0	6,666	13,334
Peter E. Bedard	0	0	6,666	13,334
Douglas A. Herling	0	0	6,666	13,334
Stephen G. Robinson	0	0	6,666	13,334

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)
Name	Exercisable	Unexercisable
Sara J. Burns	$5,867	$11,733
Curtis I. Call	2,933	5,867
Peter E. Bedard	2,933	5,867
Douglas A. Herling	2,933	5,867
Stephen G. Robinson	2,933	5,867

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(1)  The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2)  The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $18.9900 per Energy East share on the New York Stock Exchange on December 31, 2001.

Pension Plan

          The following table sets forth the maximum retirement benefits payable to officers who retire at age 65, in specified compensation and years of service classifications, pursuant to the Retirement Income Plan for Non-Union Employees as it presently exists, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

	Years of Service
Average Annual Salary*	15	20	25	30	35
$600,000	$37,269	$49,693	$62,116	$74,539	$77,362
550,000	37,269	49,693	62,116	74,539	77,362
500,000	37,269	49,693	62,116	74,539	77,362
450,000	37,269	49,693	62,116	74,539	77,362
400,000	37,269	49,693	62,116	74,539	77,362
350,000	37,269	49,693	62,116	74,539	77,362
300,000	37,269	49,693	62,116	74,539	77,362
250,000	37,269	49,693	62,116	74,539	77,362
200,000	37,269	49,693	62,116	74,539	77,362
150,000	34,719	46,293	57,866	69,439	72,012

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*   Average of the salaries (not including amounts listed under "Bonus," "Long-Term Compensation Awards, Restricted Stock Awards, "Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years of employment service preceding retirement.

          The Retirement Income Plan for Non-Union Employees provides retirement benefits for full-time non-union employees, including officers of the Company, based on length of service and the average annual salary for the five highest paid consecutive years of employment service preceding retirement. Retirement benefits under the Retirement Income Plan for Non-Union Employees are computed on an actuarial basis and are payable as a single life annuity.

          Ms. Burns participates in the Energy East Supplemental Executive Retirement Plan ("SERP"). The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Income Plan for Non-Union Employees and the SERP of Energy East as they presently exist, and assuming no optional payment form is selected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

	Years of Service
Average Annual Salary*	10	15	20	25	30	35	40**
$700,000	$204,600	$314,800	$358,900	$403,000	$447,100	$491,200	$535,300
600,000	173,100	267,600	305,400	343,200	381,000	418,800	456,600
500,000	141,600	220,300	251,800	283,300	314,800	346,300	377,800

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*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock Awards, "Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment for the Energy East SERP was assumed to be 5% higher than each salary shown.

**   Maximum years of employment service for Energy East SERP purposes.

          The Energy East SERP provides that key employees, including certain executive officers of Energy East and certain subsidiaries, who have completed five years of service and who terminate employment prior to becoming eligible for the SERP benefit described in the next sentence, shall receive the full benefits of the Retirement Income Plan for Non-Union Employees without regard to any limitations imposed by the federal tax law. Participants who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the Retirement Income Plan for Non-Union Employees and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

          Ms. Burns has 14 credited years of service under the Retirement Income Plan for Non-Union Employees and the Energy East SERP and Messrs. Call, Bedard, Herling and Robinson have 15, 12, 17 and 24 credited years of service, respectively, under the Retirement Income Plan for Non-Union Employees.

     Employment, Change In Control and Other Arrangements

          The Company has entered into an employment agreement with Ms. Burns for a term of three years beginning on September 1, 2000, which is automatically extended each month unless either the Company, Energy East, or Ms. Burns gives written notice that the agreement will not be extended. Ms. Burns' agreement provides for her employment as President of the Company at a base salary of $300,000, and for her eligibility for participation in all of the Company's incentive compensation, fringe benefit and employee benefit plans on the same basis as other executives and key management employees. The agreement provides that, if Ms. Burn's employment is terminated by the Company other than for cause or disability or by her for good reason, she will receive (i) payments of base salary at the rate in effect at the time of termination for the remainder of the term of the employment agreement, (ii) incentive compensation for the remainder of the term of the employment agreement, calculated on the basis of the value of short-term incentive compensation paid to her in the most recently completed fiscal year and the value of any long-term incentive compensation awards determined on the projected target value of the awards, (iii) continuation of all employee welfare benefits for the remainder of the term of the employment agreement, (iv) outplacement services costing up to $10,000, and (v) a lump sum payment equal to the value of the fringe benefits that she would have received through the term of the employment agreement and any unreimbursed expenses. In the event that any payments made under the agreement would subject Ms. Burns to federal excise tax or interest or penalties with respect to such federal excise tax, she will be entitled to be made whole for the payment of any such taxes, interest or penalties.

          The Company has entered into employment agreements with Messrs. Call, Bedard, Herling, and Robinson that provide for severance benefits in the event that the individual's employment is terminated by the Company other than for cause or disability or by the individual for good reason. The agreements are automatically extended for successive one-year periods unless either the Company or the individual gives written notice that the agreement will not be extended. The individual is entitled to receive an amount equal to one times the individual's then annual base salary, plus continuation of medical and other benefits under the Company's group benefit plans and limited outplacement services. The individual is also entitled to receive an amount equal to one times the individual's then annual base salary as compensation for the individual's agreement not to compete, subject to forfeiture if the individual competes during the twelve-month period immediately following termination of employment. In the event that any payments made under the agreement would subject the individual to federal excise tax or interest or penalties with respect to such federal excise tax, total severance payments will be reduced to a level where the tax will be eliminated.

          In the event of a change in control of Energy East, participants in the Energy East Annual Executive Incentive Plan ("AEIP") will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and if the AEIP continues in effect for the remainder of the performance period an additional payment at the end of the year in which such change in control occurs, to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control. After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the Energy East SERP. The Energy East SERP provides that, in the case of a change in control, a participant with 5 or more years of service may receive the present value of any SERP benefits in a lump sum, if the participant has so elected upon commencement of participation.

          The Executive Compensation and Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 2000 Stock Option Plan or the Restricted Stock Plan.

          Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

          The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 14, 2002, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 9 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units (2)	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class
Peter E. Bedard	20,396	0	20,396	(3)
Sara J. Burns	64,479	0	64,479	(3)
Curtis I. Call	20,353	0	20,353	(3)
Douglas A. Herling	20,342	0	20,342	(3)
Kenneth M. Jasinski	477,065	11,258	488,323	(3)
Stephen G. Robinson	20,654	0	20,654	(3)
Wesley W. von Schack	1,133,892	24,026	1,157,918	(3)
9 current directors and officers as a group	1,800,224	35,284	1,835,508	(3)

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(1)  Includes shares of Energy East common stock that may be acquired through the exercise of stock options that are exercisable currently. The number of shares which may be acquired, and by whom, are as follows: Mr. Bedard, 19,999; Ms. Burns, 63,332; Mr. Call, 19,999; Mr. Herling, 19,999; Mr. Jasinski, 472,665; Mr. Robinson, 19,999; Mr. von Schack, 1,099,999; and all officers as a group, 1,755,990.

(2)  Includes Energy East common stock equivalent units granted under the Long-Term Executive Incentive Share Plan, for which the officer or director does not have voting rights.

(3)  Less than 2% of the outstanding common stock of Energy East.